KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exc[redacted]

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	16 March 2004	*No of sheets:*	6

Current report 10/2004

The Management Board of KGHM Polska Miedź S.A. hereby provides the proposed resolutions to be passed at the Ordinary General Meeting of KGHM Polska Miedź S.A. which has been convened for 16 April 2004:

Proposal /1/ to point 2 of the agenda

Resolution Nr ..../2004
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 April 2004

<u>regarding</u> : election of the Chairman of the General Meeting.

On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 sec.3 of the Regulations of the General Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin, the following is resolved:

I. .... is hereby elected as Chairman of the General Meeting.

II. This resolution comes into force on the date it is taken.

Proposal /2/ to point 4 of the agenda

Resolution Nr ....../2004
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 April 2004

<u>regarding:</u> acceptance of the agenda of the General Meeting.

The General Meeting resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Ordinary General

Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated........... 2004, Nr ...., item ....

II. This resolution comes into force on the date it is taken.

Proposal /3/ to point 8 of the agenda

Resolution Nr ..../2004
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 April 2004

regarding: approval of the Supervisory Board Report on its evaluation of the Report of the Management Board on the Activities of the Company in financial year 2003, of the Financial Report of the Company for financial year 2003 and of the proposal of the Management Board on the distribution of Company profit for financial year 2003.

On the basis of art. 393 point 1 and art. 395 § 2 point 1 in connection with art. 382 § 3 of the Commercial Partnerships and Companies Code, and § 20 section 2 point 3 of the Statutes of the Company, the following is resolved:

I. The Report of the Supervisory Board on its evaluation of the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. in financial year 2003, of the Financial Report of KGHM Polska Miedź S.A. for financial year 2003 and of the proposal of the Management Board on the distribution of Company profit for financial year 2003, is hereby approved.

II. This resolution comes into force on the date it is taken.

Proposal /4/ to point 9 of the agenda

Resolution Nr ..../2004
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 April 2004

regarding: approval of the Report of the Management Board on the activities of the Company in financial year 2003.

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 45 section 4 and art. 53 section 1 of the Act of 29 September 1994 on Accounting (Dz. U. from 2002 Nr 76,item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Meeting approves the Report of the Management Board on the activities of KGHM Polska Miedź S.A. in financial year 2003.

II. This resolution comes into force on the date it is taken.

Proposal /5/ to point 9 of the agenda

Resolution Nr ..../2004

of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 April 2004

regarding: approval of the Financial Report of the Company for financial year 2003.

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 53 section 1 of the Act of 29 September 1994 on Accounting (Dz. U. from 2002 Nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation carried out by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Meeting approves the Financial Report of KGHM Polska Miedź S.A. for the financial year 2003, consisting of:

- the introduction to the financial report,

- the balance sheet as at 31 December 2003, which shows total assets and liabilities of PLN 8 695 345 306.83 [PLN 8 695 345 thousand] or: eight billion, six hundred and ninety-five million, three hundred forty-five thousand, three hundred and six and eighty-three one-hundredths PLN,

- the profit and loss account for the financial year for the period 1 January to 31 December 2003, which shows a profit before tax of PLN 569 330 558.88 [PLN 569 331 thousand] or: five hundred sixty-nine million, three hundred thirty thousand, five hundred fifty-eight and eighty-eight one-hundredths PLN, and a net profit of PLN 411 556 630.88 [PLN 411 557 thousand] or: four hundred and eleven million, five hundred fifty-six thousand, six hundred and thirty and eighty-eight one-hundredths PLN,

- the description of changes in shareholders' funds for the period from 1 January to 31 December 2003 showing a decrease in shareholders' funds of PLN 4 422 355.94 [PLN 4 423 thousand] or: four million, four hundred and twenty-two thousand, three hundred and fifty-five and ninety-four one-hundredths PLN and shareholders' funds at the end of the period of PLN 4 006 502 105.59 [PLN 4 006 502 thousand] or: four billion, six million, five hundred and two thousand, one hundred and five and fifty-nine one-hundredths PLN,

- the cash flow statement for the period 1 January to 31 December 2003, which shows an increase in the state of cash and cash equivalents during the financial year of PLN 153 610 722.49 [PLN 153 610 thousand] or: one hundred fifty-three million, six hundred and ten thousand, seven hundred and twenty-two and forty-nine one-hundredths PLN, and cash and cash equivalents at the end of the period of PLN 272 337 473.76 [PLN 272 337 thousand] or: two hundred and seventy-two million, three hundred and thirty-seven thousand, four hundred and seventy-three and seventy-six one-hundredths PLN, and

- additional information and explanatory notes.

II. This resolution comes into force on the date it is taken.

Proposal /6/ to point 9 of the agenda

Resolution Nr ..../2004
of the Ordinary General Meeting of KGHM Polska Miedź S.A.

with its registered head office in Lubin dated 16 April 2004

regarding: the distribution of Company profit for financial year 2003.

On the basis of art. 395 § 2 point 2 of the Commercial Partnerships and Companies Code and on § 29 section 1 point 2 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the proposal made by the Management Board, the following is resolved:

I. Following review of the Management Board's proposal concerning the distribution of net profit for financial year 2003, the General Meeting hereby resolves that the net profit for financial year 2003, in the amount of PLN 411 556 630.88 [PLN 411 557 thousand] or: four hundred and eleven million, five hundred fifty-six thousand, six hundred and thirty and eighty-eight one-hundredths PLN, shall be transferred to the reserve capital of the Company.

II. This resolution comes into force on the date it is taken.

Proposal /7/ to point 10 of the agenda

Resolution Nr ..../2004
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 April 2004

regarding: approval of the activities of members of the Management Board of the Company in financial year 2003.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Meeting hereby acknowledges that ....* - member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2003 (during the period in which he fulfilled this function from .... to ....**) .

II. This resolution comes into force on the date it is taken.

** The contents of this Resolution shall be repeated individually, for each member of the Management Board, who served in this capacity in the year 2003, in accordance with the requirements of art. 393 point 1 of the Commercial Partnerships and Companies Code, which provides for members of company bodies to be granted individual approval.*
*** this relates to persons who did not serve as a member of the Management Board for all of 2003.*

Proposal /8/ to point 10 of the agenda

Resolution Nr ..../2004
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 April 2004

regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2003.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Meeting hereby acknowledges that..* member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2003 (during the period in which he fulfilled this function from .... to ....**) .

II. This resolution comes into force on the date it is taken.

** The contents of this Resolution shall be repeated individually, for each member of the Supervisory Board, who served in this capacity in the year 2003, in accordance with the requirements of art. 393 point 1 of the Commercial Partnerships and Companies Code, which provides for members of company bodies to be granted individual approval.*
*** this relates to persons who did not serve as a member of the Supervisory Board for all of 2003.*

Proposal /9 / to point 12 of the agenda

Resolution Nr ..../2004
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 April 2004

<u>regarding:</u> recall from the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. ....is hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A. *

II. This resolution comes into force on the date it is taken.

* Based on § 13 sec.1 and sec. 6 of the Regulations of the General Meeting of KGHM Polska Miedź S.A., voting in the matter of a recall from a body of the Company shall be carried out individually for each person. in alphabetical order.

Proposal /10 / to point 12 of the agenda

Resolution Nr ..../2004
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 April 2004

<u>regarding:</u> appointment to the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. ....is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.*

II. This resolution comes into force on the date it is taken.

* Based on § 13 sec.1 of the Regulations of the General Meeting of KGHM Polska Miedź S.A., voting in the matter of election (appointment) to a body of the Company shall be carried out individually for each person, in alphabetical order.

Legal basis:
(§49, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

PREZES ZARZĄDU
Tadeusz Szeląg

WICEPREZES ZARZĄDU
Grzegorz Kubacki

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

04 MAR 16 AM 7:21

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	16 March 2004	*No of sheets:*	*2*

Current report 9/2004

The Board of Management of KGHM Polska Miedź S.A., with its registered head office in Lubin, and its address at ul. M. Skłodowskiej-Curie 48, entered on 29 June 2001 to the Companies Register of the National Court of Registrations by the Regional Court for Wroclaw Fabryczna, Section IX (Economic) of the National Court of Registrations under the number KRS 0000023302, acting on the basis of art. 395 and 399 §1 of the Commercial Partnerships and Companies Code, as well as on paragraph 22, section 2 and paragraph 23 of the Company Statutes, hereby announces the calling of an Ordinary General Meeting of KGHM Polska Miedź S.A., which will take place on 16 April 2004, beginning at 11AM at the head office of the Company in Lubin, at the address ul. Marii Skłodowskiej-Curie 48 (in Wyżykowski Hall), with the following agenda:

1. Opening of the General Meeting.
2. Election of the Chairman of the General Meeting.
3. Verification of the legality of calling the Ordinary General Meeting and its authority to pass resolutions.
4. Acceptance of the Agenda.
5. Review of the Report of the Management Board on the Activities of the Company in financial year 2003 and the Financial Statements of the Company for the financial year 2003.
6. Review of the proposal of the Management Board concerning the distribution of Company profit for the financial year 2003.
7. Review of the Supervisory Board Report on its evaluation of the Report of the Management Board on the Activities of the Company in financial year 2003, the Financial Statements of the Company for the financial year 2003 and the proposal of the Management Board concerning the distribution of Company profit for the financial year 2003.
8. Passage of a Resolution concerning confirmation of the Supervisory Board Report on its evaluation of: the Report of the Management Board on the Activities of the Company in financial year 2003, the Financial Statements of the Company for the financial year 2003 and the proposal of the Management Board concerning the distribution of Company profit for the financial year 2003.
9. Passage of Resolutions:
   - on confirmation of the Report of the Management Board on the Activities of the Company in financial year 2003,
   - on confirmation of the Financial Statements of the Company for the financial year 2003, and
   - on the distribution of Company profit for the financial year 2003.

10. Passage of Resolutions:
    - acknowledging that the Management Board fulfilled its duties in a proper manner in the financial year 2003,
    - acknowledging that the Supervisory Board fulfilled its duties in a proper manner in the financial year 2003.
11. Information of the Management Board on the possibility of pursuing activities aimed at the further privatisation of KGHM Polska Miedź S.A. and at the issuance of new Company shares.
12. Changes in the composition of the Supervisory Board of KGHM Polska Miedź SA
13. Conclusion of the Ordinary General Meeting of KGHM Polska Miedź S.A.

The Board of Management also wishes to announce that, in accordance with article 11 of the Act of 21 August 1997, titled the of the Act on Public Securities Trading (uniform text, Dz.U. from 2002 Nr 49, item 447 with later changes), participation in the General Meeting is contingent upon the registration of a registered deposit certificate no later than one week prior to the sitting of the General Meeting, i.e. by 3.30 PM on 8 April 2004 to the head office of the Company in Lubin, at the address ul. Marii Skłodowskiej-Curie 48, 59-301, Organisational Section, 1st floor, Room 101, and its surrender until the conclusion of the meeting.

The registered deposit certificate, dependant upon its registration at the Head Office of the Company prior to the General Meeting, should include a statement declaring that it was issued for the purpose of registration in the Company prior to the General Meeting, and that from the moment of its issue the appropriate number of shares which it represents have been blocked on the securities account until the conclusion of the General Meeting.

The list of shareholders entitled to participate in the General Meeting will be available at the Company's Head Office for a period of three (3) days prior to the General Meeting.

Shareholders may participate in the General Meeting and exercise their voting right either in person or through a proxy. The proxy should be listed in writing, being otherwise subject to invalidity, in the original version, as well as include an appropriate treasury payment stamp.

The proxy granted in the foreign language should be accompanied by a translation into Polish done by a sworn translator.

Neither members of the Management Board nor employees of the Company may be proxies at the General Meeting.

Representatives of domestic or foreign corporate entities should present current, authorized copies from appropriate court registration documents or other registration documents, listing those persons entitled to represent said entities.

Persons not listed in the above-mentioned documents should present appropriate proxy authorization, signed by those persons listed in the authorized copies being entitled to represent the given entity.

Legal basis:
(§49, section 1, point 1 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Grzegorz Kubacki

WICEPREZES ZARZĄDU
Tadeusz Szeląg